SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)
                               (Amendment No. 3)*


                       ALLIANCE DISTRIBUTORS HOLDING INC.
          ------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.001 PAR VALUE
          ------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    01858P105
          ------------------------------------------------------------
                                 (CUSIP NUMBER)


   Jay Gelman, 15-15 132nd Street College Point, New York 11356 (718) 747-1500
          ------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                December 15, 2005
          ------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 01858P105
Page 2 of 8


1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      JAY GELMAN
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Note)
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      OO (SEE ITEM 3)
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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       NUMBER OF         7     SOLE VOTING POWER
        SHARES
      BENEFICIALLY             17,798,887 shares of common stock*
       OWNED BY          -------------------------------------------------------
         EACH            8     SHARED VOTING POWER
      REPORTING
     PERSON WITH               N/A
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                               8,593,338 shares of common stock*
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               N/A
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,798,887 shares of common stock*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      37.29% shares of common stock*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
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* Includes 8,226,671 shares of common stock, 275,000 options that are currently exercisable, 91,667 shares of common stock issuable upon exercise within 60 days, and 9,205,549 shares of common stock that are subject to voting proxies. See Item 5.

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CUSIP No. 01858P105
Page 3 of 8

ITEM 1. SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "common stock"), of Alliance Distributors Holding Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 15-15 132nd Street, College Point, New York 11356.

ITEM 2. IDENTITY AND BACKGROUND.

      This statement on Schedule 13D is being filed by Jay Gelman. His business address is 15-15 132nd Street, College Point, New York 11356.

      Mr. Gelman is the Chairman and Chief Executive Officer of the Company.

      Mr. Gelman is a citizen of the USA.

      During the last five years, Mr. Gelman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Gelman was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      N/A

ITEM 4. PURPOSE OF TRANSACTION.

      N/A

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) See Rows 11 and 13 of the Cover Pages.

      (b) See Rows 7 through 10 of the Cover Pages.

            (c) This amended Report is being filed to reflect that Mr. Gelman's total beneficial ownership of the common stock of the Company increased from 13,797,220 shares to 17,798,887 common shares primarily due to Mr. Gelman's receipt on December 15, 2005 of irrevocable proxies ("Irrevocable Proxy") to vote an aggregate of 4,000,000 shares of common stock owned by three shareholders (each, a "Grantor"). Each Grantor may transfer and sell his or its shares of common stock free and clear of the Irrevocable Proxy.

      Since Mr. Gelman's last filing on Form 13D/A (i) the number of shares beneficially owned by him in respect of stock options has been increased by 91,667 as a result of an increase in the portion of such options that are exercisable within 60 days and (ii) the number of shares of common stock beneficially owned by Mr. Gelman as a result of a voting proxy ("Voting Proxy") granted to Mr. Gelman in connection with an acquisition of the Company in June, 2004 has been reduced from 5,295,549 shares of common stock to 5,205,549 shares of common stock as a result of the transfer or sale of 90,000 shares of common stock by certain proxy grantors since the date of the last filing by Mr. Gelman on Form 13D/A.

            (d) Each Grantor has the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the shares of common stock with respect to which such Grantor has granted the Irrevocable Proxy aforesaid.

      (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
        ISSUER.

      See Item 5 for information relating to Irrevocable Proxies and a Voting Proxy granted to Mr. Gelman.

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CUSIP No. 01858P105
Page 4 of 8

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number       Description

9.1 Voting Proxy given in favor of Mr. Gelman. Incorporated by reference to Exhibit 9.1 of Form 8-K filed by the Company on July 14, 2004

9.2          Irrevocable Proxies given in favor of Mr. Gelman, filed herewith

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CUSIP No. 01858P105
Page 5 of 8

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2005


                                      By: /s/ Jay Gelman
                                          --------------------------------------
                                          Jay Gelman
                                          Chairman & CEO